AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 27, 2009.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                  SCHEDULE TO

   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                             ----------------------

                     MBIA CAPITAL/CLAYMORE MANAGED DURATION
                         INVESTMENT GRADE MUNICIPAL FUND

                       (Name of Subject Company (issuer))

                     MBIA CAPITAL/CLAYMORE MANAGED DURATION
                         INVESTMENT GRADE MUNICIPAL FUND

                       (Name of Filing Person (offeror))

                                  COMMON STOCK,
                           $0.001 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                   55266X209
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 KEVIN ROBINSON
                     MBIA CAPITAL/CLAYMORE MANAGED DURATION
                         INVESTMENT GRADE MUNICIPAL FUND
                           2455 CORPORATE WEST DRIVE
                                LISLE, IL 60532
                                 (630) 505-3700

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                            -------------------------
                                    COPY TO:

                              SARAH E. COGAN, ESQ.
                         SIMPSON THACHER & BARTLETT LLP
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 455-2000

                            -------------------------
                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION                       AMOUNT OF FILING FEE*
---------------------------------------  -------------------------------------
            N/A                                            N/A

* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     N/A           Filing Party:   N/A
Form or Registration No.:   N/A           Date Filed:     N/A

[X] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

[ ]  third party tender offer       [ ]  going-private transaction
     subject to Rule 14d-1               subject to Rule 13e-3

[X]  issuer tender offer subject    [ ]  amendment to Schedule 13D
     to Rule 13e-4                       under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

ITEMS 1 - 11.

Not applicable.


ITEM 12. EXHIBITS

Exhibit No.             Description
-------------           ----------------------------

99.1                    Text of press release issued
                        on November 27, 2009.


ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

                     MBIA CAPITAL /CLAYMORE MANAGED DURATION
                         INVESTMENT GRADE MUNICIPAL FUND

                         ANNOUNCES TENDER OFFER PROGRAM

NEW YORK, NY- November 27, 2009 - MBIA Capital/Claymore Managed Duration Investment Grade Municipal Fund (the "Fund") (NYSE:MZF) today announced that it will commence a tender offer for up to 15% of its outstanding common shares at a price equal to at least 98% of the Fund's net asset value ("NAV") per share on the date the tender offer expires. The Fund will commence the initial tender offer prior to March 1, 2010 (the "Initial Tender Offer"). In addition, upon the occurrence of certain events as set forth below and certain other terms and conditions, the Fund's Board of Trustees has also agreed to conduct three additional tender offers as soon as reasonably practicable after June 1, 2010, September 1, 2010 and December 1, 2010 (the "Conditional Tender Offers").

The Fund will commence each Conditional Tender Offer for up to 5% of the then outstanding common shares of MZF at a price equal to at least 98% of the NAV of MZF's common shares as determined as of the close of regular trading session of the New York Stock Exchange on the date such Conditional Tender Offer expires, if during approximately three calendar months prior to such Conditional Tender Offer (each a "Conditional Tender Offer Test Period"), the common shares of MZF have traded on the New York Stock Exchange at an average daily discount from NAV of more than 5% during the applicable Conditional Tender Offer Test Period. If the average of MZF's daily discount of market price to net asset value for each trading day in the applicable Conditional Tender Offer Test Period is less than 5% during such period, MZF will not conduct any subsequent Conditional Tender Offers. Each Conditional Tender Offer is also subject to certain additional terms and conditions including, for example, that such Conditional Tender Offer would not constitute a breach of Board of Trustee's fiduciary duty owed to MZF or its shareholders.

The Fund believes that conducting the tender offers at a price equal to at least 98% of NAV will accommodate the interests of shareholders who seek an opportunity to dispose of their shares as well as shareholders who desire to remain shareholders of the Fund.

The tender offers described in this announcement, including the Initial Tender Offer, have not yet commenced. Each of the tender offers will be made, and the shareholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations. This announcement is not an offer to purchase or a solicitation of an offer to sell shares of the Fund.

The tender offers will be made only by an Offer to Purchase for Cash and the related Letter of Transmittal. As soon as each tender offer commences, the Fund will file a tender offer statement with respect to such tender offer with the Securities and Exchange Commission. Shareholders should read the Offer to Purchase for Cash and the related Letter of Transmittal when it is available because it contains important information. You may obtain a tender offer statement and other filed documents for free at the Securities and Exchange Commission's web site

(www.sec.gov), by calling the Fund at 800-345-7999 or by writing the Fund at Claymore Securities, Inc., 2455 Corporate West Drive, Lisle, Illinois 60532, 800-345-7999.

MBIA Capital Management Corp. is the Fund's Investment Adviser. Based in Armonk, NY, MBIA specializes in the management of fixed-income securities, with $43 billion in fixed-income assets under management as of September 30, 2009. Founded in 1994, MBIA Capital Management Corp. maintains a particular expertise in investment-grade municipal bond investing, and is a wholly-owned subsidiary of MBIA Inc.

Claymore Securities, Inc. is a privately-held financial services company offering unique investment solutions for financial advisors and their valued clients. Claymore entities have provided supervision, management or servicing on approximately $13.3 billion in assets, as of September 30, 2009. Claymore currently offers closed-end funds, unit investment trusts and exchange-traded funds. To learn more about Claymore's closed-end funds, please visit www.claymore.com/cef. Registered investment products are sold by prospectus only and investors should read the prospectus carefully before investing.

This information does not represent an offer to sell securities of the Fund and it is not soliciting an offer to buy securities of the Fund. There can be no assurance that the Fund will achieve its investment objectives. The net asset value of the Fund will fluctuate with the value of the underlying securities. It is important to note that closed-end funds trade on their market value, not net asset value, and closed-end funds often trade at a discount to their net asset value. Past performance is not indicative of future performance. An investment in the Fund is subject to certain risks and other considerations. Such risks and considerations include, but are not limited to: Liquidity and Market Price of Shares Risk; Market Risk and Selection Risk; Municipal Bond Market Risk; Interest Rate and Credit Risk; Call and Redemption Risk; Private Activity Bonds Risk; Risks of Tobacco-Related Municipal Bonds; Leverage Risk; Inflation Risk; Auction-Market Preferred Shares Risk; Portfolio Strategies Risk; Derivatives Risk; Affiliated Insurers Risk; Anti-Takeover Provisions; and Market Disruption.

INVESTORS SHOULD CONSIDER THE INVESTMENT OBJECTIVES AND POLICIES, RISK CONSIDERATIONS, CHARGES AND EXPENSES OF THE FUND CAREFULLY BEFORE THEY INVEST. FOR THIS AND MORE INFORMATION, PLEASE CONTACT A SECURITIES REPRESENTATIVE OR CLAYMORE SECURITIES, INC., 2455 CORPORATE WEST DRIVE, LISLE, ILLINOIS 60532, 800-345-7999.

Press & Analyst Inquiries:
William T. Korver
Claymore Securities, Inc.
cefs@claymore.com
630-505-3700

Member FINRA/SIPC 10/09

NOT FDIC-INSURED | NOT BANK-GUARANTEED | MAY LOSE VALUE